OPERATING AGREEMENT

OF

AMALGAMATED NEBULOUS, LLC

Dated as of May 17, 2024

OPERATING AGREEMENT
OF
AMALGAMATED NEBULOUS, LLC

THIS **OPERATING AGREEMENT** (the "Agreement") is made and entered into as of May 17, 2024, by and between **THE IKAIKA TRUST, DATED JUNE 1, 2022**, the sole member (the "Member"), and **AMALGAMATED NEBULOUS, LLC**, an Arizona limited liability company (the "Company").

1.   **Formation.** The Company was formed effective upon the filing of Articles of Organization (the "Articles") for the Company on May 17, 2024 pursuant to the Arizona Limited Liability Company Act, as amended from time to time (the "Act") under the name "Amalgamated Nebulous, LLC." The Company shall be treated as a disregarded entity for federal income tax purposes as defined in Treasury Regulation Section 301.7701-3(b).

2.   **Principal Office and Place of Business.** The principal office and place of business (the "Principal Office") of the Company shall be 3101 N. 53rd Street, Phoenix, AZ 85018, or such other place as the Manager from time to time shall determine.

3.   **Agent for Service of Process.** The agent for service of process for the Company shall be Capitol Corporate Services, Inc., or such other person or entity as the Manager shall appoint from time to time.

4.   **Purpose.** The Company shall have the power to pursue any and all activities necessary, appropriate, proper, advisable, incidental to, or convenient for the furtherance and accomplishment of such purposes as are determined from time to time by the Manager that are permissible under the Act.

5.   **Term.** The term of the Company commenced on the filing date of the Articles and shall continue until dissolved.

6.   **Capital Contributions.** The Member may make capital contributions to the Company in such amounts and at such times as the Manager shall determine in the Manager's sole discretion.

7.   **Distributions of Available Cash Flow.** Distributions of available cash flow shall be made in such amounts and at such times as the Manager shall determine in the Manager's sole discretion.

8.   **Management.** The Member shall from time to time appoint one or more Managers (the "Manager"), each of whom shall serve at the will of the Member or until his, her, or its resignation, and each of whom may be removed, with or without cause, by the Member at any time. The Manager shall have the exclusive power and authority to manage the Company's business and affairs, and the decisions and acts of the Manager shall bind the Company. Decisions and actions of the Manager shall be made according to such procedures, meetings and other protocol determined exclusively by the Manager and the Member from time to time. Effective as of the date of this Agreement, the sole Manager shall be R. Patrick Lamb.

9.   **Officers.** The Manager may appoint officers, from time to time, with such titles as the Manager may select, including, but not limited to, the titles of Chairman, Chief Executive Officer, President, Vice President, Treasurer, and Secretary, to act on behalf of the Company. An officer shall have such power and authority as the Manager may delegate to any such person and need not be a member of the Company. Each officer shall hold office until his or her successor shall be duly designated and shall qualify or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same individual. Any officer may be removed at any time, with or without cause, by the Manager and his or her replacement may be selected and approved by the Manager at the time of or subsequent to such removal.

10.   **Banking Resolution.** The Manager shall open all banking accounts as the Manager deems necessary and enter into any deposit agreements as are required by the financial institution at which such accounts are opened. The Manager and such other persons or entities designated in writing by the Manager shall have signing authority with respect to such bank accounts. Funds deposited into such accounts shall be used only for the business of the Company.

11.   **Indemnification.** To the fullest extent permitted by the Act, the Company, its successors, or its receiver or trustee shall indemnify, defend and hold harmless the Member, Manager, and their respective Affiliates (each, an "Indemnitee"), to the extent of the Company's assets, for, from and against any liability, damage, cost, expense, loss, claim or judgment incurred by the Indemnitee arising out of any claim based upon acts performed or omitted to be performed by the Indemnitee in connection with the business of the Company, including without limitation, attorneys' fees and costs incurred by the Indemnitee in settlement or defense of such claims. Notwithstanding the foregoing, no Indemnitee shall be so indemnified, defended or held harmless for claims based upon acts or omissions in breach of this Agreement or which constitute fraud, gross negligence or reckless conduct, willful misconduct, or conduct inconsistent with such Indemnitee's obligation of good faith and fair dealing. Amounts incurred by an Indemnitee in connection with any action or suit arising out of or in connection with Company affairs shall be reimbursed by the Company and, to the extent approved by the Manager, advanced by the Company. "Affiliate" means a person or entity who, with respect to the Member or Manager: (a) directly or indirectly controls, is controlled by or is under common control with the Member or Manager; (b) owns or controls ten percent or more of the outstanding voting securities of the Member or Manager; (c) is an officer, director, shareholder, partner or member of the Member or Manager; or (d) if the Member or Manager is an officer, director, shareholder, partner or member of any entity, the entity for which the Member or Manager acts in any such capacity.

12.   **Liability.** No Indemnitee shall be personally liable, responsible, or accountable in damages or otherwise to the Company for any act or omission performed or omitted by such Indemnitee in connection with the Company or its business. The Manager's liability for the debts and obligations of the Company shall be limited as set forth in the Act and other applicable law.

13. **Reimbursable Expenses.** The Company will reimburse the Manager for all actual out-of-pocket third-party expenses incurred in connection with the carrying out of the duties set forth in this Agreement.

14. **Records.** The Manager shall keep or cause to be kept at the Principal Office of the Company the following: (a) a current list of the full name and last known address of each member and manager; (b) a copy of the initial Articles and all amendments thereto; (c) copies of all written operating agreements and all amendments to such agreements, including any prior written operating agreements no longer in effect; (d) copies of any written and signed promises by the Member to make capital contributions to the Company; (e) copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent years; (f) copies of any prepared financial statements of the Company for the three most recent years, if any; and (g) any other documents prescribed to be retained pursuant to Arizona law.

15. **Dissolution.** The Company shall be dissolved upon the election of the Member. A Dissolution Event with respect to the Member shall not dissolve the Company, unless any assignees of the Member's interest do not elect to continue the Company and admit a member within 180 days of such Dissolution Event. "Dissolution Event" shall mean those events and circumstances set forth in Section 29-3701 of the Act.

16. **Liquidation.** Upon dissolution of the Company, it shall be wound up and liquidated as rapidly as business circumstances permit, the Manager shall act as the liquidating trustee, and the assets of the Company shall be liquidated and the proceeds thereof shall be paid (to the extent permitted by applicable law) in the following order: (a) first, to creditors, including the Member if the Member is a creditor, in the order and priority required by applicable law; (b) second, to a reserve for contingent liabilities to be distributed at the time and in the manner as the liquidating trustee determines in its sole discretion; and (c) third, to the Member.

17. **Articles of Termination.** When all debts, liabilities, and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed, Articles of Termination shall be executed and filed by the liquidating trustee with the Arizona Corporation Commission as required by the Act.

18. **Governing Law; Venue.** This Agreement and the rights of the parties hereunder shall be interpreted exclusively in accordance with the laws of the state of Arizona and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws. The parties to this Agreement hereby expressly consent to the exclusive personal jurisdiction of the state and federal courts located in Maricopa County, Arizona for any lawsuit filed on behalf of or against the Company arising from or related to this Agreement.

19. **Severability.** If any provision of this Agreement shall be conclusively determined by a court of competent jurisdiction to be invalid or unenforceable to any extent, the remainder of this Agreement shall not be affected thereby.

20. **Binding Effect.** Except as otherwise provided herein, this Agreement shall inure to the benefit of and be binding upon the Member and its respective successors and assigns.

21.   **Titles and Captions.** All article, section, and paragraph titles and captions contained in this Agreement are for convenience only and are not a part of the context hereof.

22.   **Pronouns and Plurals.** All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular, or plural as the identity of the appropriate person may require.

23.   **No Third-Party Rights.** This Agreement is intended to create enforceable rights between the parties hereto only, and, except as expressly provided herein, creates no rights in, or obligations to, any other persons.

24.   **Amendments.** This Agreement may not be amended except by a written document executed by the Member and the Company.

25.   **Creditors.** None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

26.   **Execution and Counterparts**. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears hereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. Any photographic or xerographic copy of this Agreement, with all signatures reproduced on one or more sets of signature pages, shall be considered for all purposes as if it were an executed counterpart of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and year first above written.


COMPANY:

AMALGAMATED NEBULOUS, LLC

By:_____
     R. Patrick Lamb, Chief Executive Officer

MEMBER:

THE IKAIKA TRUST, DATED JUNE 1, 2022

By:_____
     R. Patrick Lamb, Trustee


{WB944209v1 }